Filed by Quidel Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Ortho Clinical Diagnostics Holdings plc (Commission File No. 001-39956)

The following is a transcript of the conference call held on December 23, 2021 at 8:30 a.m. Eastern Time (5:30 a.m. Pacific Time).

Event Type: Acquisition of Ortho Clinical Diagnostics Holdings plc by Quidel Corp Call

Date: 2021-12-23

Company: Quidel Corp.

Ticker: QDEL

COMPANY PARTICIPANTS

Ruben Argueta—Quidel Corp., Director-Investor Relations

Douglas C. Bryant—Quidel Corp., President, Chief Executive Officer & Director

Randall J. Steward—Quidel Corp., Chief Financial Officer

OTHER PARTICIPANTS

Brian Weinstein—Analyst

Tycho W. Peterson—Analyst

MANAGEMENT DISCUSSION SECTION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Quidel’s Acquisition of Ortho Clinical Diagnostics. At this time, all participants are in a listen-only mode. Later, instructions will be given for the question-and-answer session.

I would now like to turn the call over to Mr. Ruben Argueta, Quidel’s Director of Investor Relations to begin. Ruben, please go ahead when you are ready.

Ruben Argueta

Thank you, operator. Good morning, everyone, and thank you for joining today’s call on short notice. With me today is Doug Bryant, Quidel’s President and Chief Executive Officer; Randy Steward, Quidel’s Chief Financial Officer; and Rob (sic) Robert Bujarski, Quidel’s Chief Operating Officer. Also joining us today are Joe Busky, Chief Financial Officer of Ortho; and Michael Iskra, EVP of Commercial Excellence and Strategy at Ortho.

This conference call is being simultaneously webcast on the Quidel Investor Relations website. A version of today’s presentation can also be downloaded from our Investor Relations website. Please note that some of the information we provide during today’s conference call constitutes forward-looking statements. Forward-looking statements by their nature involve material risks, assumptions, and uncertainties. Actual results may differ materially from the forward-looking statements due to various important factors, such as the failure to complete the proposed transaction on the proposed terms or on the anticipated timeline or at all, including risks and uncertainties related to securing the necessary regulatory and shareholder approvals, the sanction of the High Court of Justice of England and Wales, and satisfaction of other closing conditions to consummate the proposed transaction. The occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction. The challenges and cost of closing, integrating, restructuring and achieving anticipated synergies, the ability to retain key employees, other economic business, competitive and/or regulatory factors affecting the businesses of Quidel and Ortho clinical Diagnostics generally and other risk factors discussed in Quidel’s most recent annual report on Form 10-K and subsequent periodic reports and registration statements filed with the SEC.

Furthermore this conference call contains time sensitive information that is accurate only as of today, except as required by law we undertake no obligation to update these forward looking statements or time sensitive information which speak only as of today. Please note today’s press release, as well as the Form 8-K of Quidel containing an investor deck, the business combination agreement and related documents and the registration statement on Form S4 to be filed by Coronado Topco Inc. The holding company for the combined company will be available once filed at the SEC’s website at www.sec.gov.

Please review the forward-looking statements found on slide 2 of the investor deck included as an exhibit to the Form

8-K and these other materials at your earliest convenience. Today’s presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Quidel, Ortho or Coronado Topco Inc. The investor presentation has been prepared to assist interested parties in making their own evaluation of the proposed investment and for no other purpose. Please review the additional information also found on slide 2 of the investor deck.

Now I’d like to turn the call over to Doug Bryant, Doug?

Douglas C. Bryant

Thank you, Ruben and good morning everyone. As you saw this morning, we announced that we’ve signed a definitive agreement to acquire Ortho Clinical Diagnostics for $24.68 per share of common stock using a combination of cash and newly issued shares in the combined company. This represents a 25% premium over — for those closing price on December 22 and an equity value of approximately $6 billion.

This is a truly transformational transaction as we bring Ortho’s high throughput instruments, global commercial footprint and infrastructure together with Quidel’s complementary robust point of care solutions and emerging over- the-counter offerings allowing us to address the full spectrum of professional and consumer testing needs.

Further the combination will help solidify Quidel as a top seven global diagnostics leader with an enhanced ability to capture significant economies of scale. As such, we believe this acquisition will uniquely position Quidel for accelerated growth and long term value creation across our patients, customers, distribution partners and shareholders.

Let me provide a quick background on Ortho. Ortho is one of the world’s larger in vitro diagnostic companies providing high throughput solutions to screen, diagnose and monitor diseases for the clinical laboratory and transfusion medicine communities. Ortho’s products are sold in approximately 130 countries and it commands a direct commercial presence in more than 30 countries, comprised of approximately 2,300 global commercial teammates.

Over the last few years we have admired what Ortho has accomplished. Ortho has Over the last few years we have admired what Ortho has accomplished. Ortho has accelerated growth as they pivoted to a new growth strategy focused on increased R&D investment, improved customer service, driving broader market penetration with integrated systems, leveraging pull through of recurring revenues, and improving execution across the board through their Commercial Excellence program.

Thanks to our own unwavering focus on investment in R&D, Quidel boasts a robust product pipeline that promises to

– to be propelled by Ortho’s greater global commercial and distribution footprint. This fusion of complementary strengths in different areas will help meet the increasing demand for our existing product portfolio and drive entry into new high growth segments, including near patient molecular diagnostics and at home tests.

As such we expect it to cement Quidel’s position as a leader in retail and point of care, while enabling us to play a significant role in meeting the new global demand for safer, more convenient testing options. Post closing, we will be uniquely positioned to expand our total addressable market, which we see reaching $50 billion across clinical laboratories, transfusion medicine, molecular diagnostics, and pure play point of care diagnostics. This positions us to better capture strong secular growth drivers that include decentralization of care and testing, emergence of new treatments and disease markers, increasing access to healthcare globally, declining availability of skilled medical technologies, aging populations with chronic conditions requiring cardiac, endocrine and other tests, increasing global access to care through more patient friendly and cost effective solutions, digital solutions to serve an increasingly consumer centric market.

Quidel and Ortho’s areas of expertise are well paired and positioned to create significant cross-selling opportunities driven by the pull through of Quidel’s product portfolio into Ortho’s wide reaching commercial and clinical laboratory footprint while strengthening relationships with current distribution partners. In addition, the combination will Quidel’s expansive point of care diagnostics portfolio products with Ortho’s commercial reach and stable base of 93% recurring revenue to expand our customer base into new markets.

As an example, we expect our Savanna rapid multiplex molecular platform will immediately benefit from an expanded reach post-closing. With the addition of Ortho’s global commercial teammates, we anticipate accelerating the launch of this compelling rapid testing platform in both hospitals and point of care call points. Overall, this means we can become a larger player on the global stage and increase our investment in new technologies, also accelerating our growth in international markets at a rate faster than either of us could do as standalone companies.

We also expect efficiencies and improved operational leverage from supply chain optimization and shared administrative functions, including public company costs will drive substantial cost related synergies and turn supporting increased profitability for the new business. By leveraging a strong, combined balance sheet we will have increased financial flexibility to invest in organic and inorganic growth opportunities. Through this acquisition, we expect to be well positioned to capitalize on strategically driven opportunities and access a wide range of high growth, high fit acquisition targets. We believe Ortho and its 4,700 employees.

is the perfect strategic fit with Quidel’s culture and portfolio, and we look forward to welcome – welcoming them to our team with a shared commitment to our customers, patients, and the communities in which we live. We are confident that the talented and experienced Ortho team will integrate seamlessly into Quidel. Post closing I will serve as Chairman and Chief Executive Officer of the combined company. Other key leadership positions have also been decided including Joe Busky, current CFO at Ortho as Chief Financial Officer; Robert Bujarski as President and Chief Operating Officer; and Michael Iskra, currently EVP of Commercial Excellence and Strategy at Ortho as Chief Commercial Officer.

Together, we will be stronger and more competitively positioned to enhance our technological and commercial leadership, strengthen shareholder value, and serve many more patients at a time of critical need. We look forward to bringing together these two world class teams in the coming months.

I’ll now pass the call over to Randy Steward to address transaction specifics.

Randall J. Steward

Thank you, Doug. A bit more on the details of the transaction. Through this transaction Quidel will acquire Ortho for $24.68 per share of common stock for a total consideration of approximately $6 billion including $1.75 billion in cash expected to be funded at close through balance sheet cash of approximately $750 million with the remainder funded through incremental borrowing. The combined company will also be subject to Ortho’s existing net debt of $2 billion. Based on a trailing 12 months of Q3 2021 after accounting for financing of a transaction, pro forma leverage will be less than 2 times net debt to adjusted EBITDA. Under the terms of the agreement approved unanimously by the boards of directors of both companies, Ortho’s shareholders will receive $7.14 in cash per ordinary share and 0.1055 shares of common stock in the combined company for each Ortho ordinary share. Ortho shareholders expected to own approximately 38% of the combined company.

We believe there are substantial benefits to be realized as we bring these two leading organizations together. On a pro forma basis with the addition of Ortho, Quidel would have trailing 12 months Q3 2021 revenue of $3.9 billion and adjusted EBITDA of $1.8 billion. For the same period, Quidel reported $1.9 million in revenues with approximately 86% of the company’s revenues generated in the United States and 14% from the rest of the world.

During the same time period, Ortho reported $2 billion in revenues with approximately 53% of the company’s revenues generated in North America, 14% in Europe, Middle East Africa, 13% in Greater China and 21% from the rest of the world. Emerging markets represent a robust 31% of Ortho’s revenues. As mentioned, we expect the combined global reach will accelerate revenue and adjusted EBITDA growing over the long term. In aggregate, we expect to realize run rate synergies cost synergies of approximately $90 million by the end of year three. And this would exclude one-time costs and driven by operational efficiencies supply chain optimization and shared administrative functions, including public company costs. Behind cost savings, we’re excited about the potential to drive strong revenue synergies and excess of a $100 million by the year 2025, along with meaningful adjusted EBITDA benefits from the combined company’s global commercial reach and expansive product portfolio.

The combined companies have generated net operating loss of approximately $1.2 billion, we believe can be utilized over the next five years. Due to the accounting rules this will not affect future earnings, but will benefit cash flow over this period. Post-closing we will provide additional information on the longer term revenue, margin and earnings profile of the combined business. Following the completion of the transaction, this combined company’s board of directors will consist of 12 members, eight designated by Quidel and four designated by Ortho, including Ortho’s current chairman and CEO, Chris Smith. The transaction is subject to customary closing conditions, including regulatory approval and approvals by both Quidel and Ortho shareholders.

With that, I now like to turn the call back over to Doug to make a few summary comments.

Douglas C. Bryant

Thanks, Randy. And I summary the acquisition of Ortho’s business creates a top seven in vitro diagnostics leader with more than $3.9 billion in sales. By combining both company’s complementary world class product and service offerings with Ortho’s global customer service and customer access, Quidel will have increased product and geographic coverage, delivering innovative solutions to providers with patients and hospitals, independent labs, physician offices, clinics and at home.

This will unlock cross-selling revenue synergies as Quidel’s product sales are accelerated through Ortho’s commercial footprint of 2,300 teammates in 130 countries. Our customers will benefit from expanded access to point- of-care diagnostics and accelerated development of innovative products. For our shareholders, we expect the transaction to generate attractive financial returns. Lastly, we see an opportunity to accelerate R&D projects and in milestone execution through complementary capabilities, development synergies across R&D projects and improved project ROIs thanks to strong commercial capabilities.

Operator, we’re now ready to open the call for questions.

QUESTION AND ANSWER SECTION

Operator

Our first question comes from Brian Weinstein from William Blair. Your line is now open. Please go ahead.

Analyst:Brian Weinstein

Question – Brian Weinstein: Hey, good morning, and happy holidays, guys. Thanks for taking the question. So, Doug, just to start with on the synergies here, I understand how the Ortho infrastructure is going to be able to help you guys take your core Quidel products kind of worldwide and that’s something that you guys have been looking for for a long time. But can you just talk a little bit more about what it is that the Quidel infrastructure is going to allow for accelerating the revenue growth of Ortho and of the $100 million of revenue synergies — of the revenue synergies that you guys are talking about? Are they skewed more towards the Quidel side or towards the towards the – or the Ortho side?

Answer – Unidentified speaker: Thanks, Brian. That’s a really good question. Obviously with the recent launch of Savannah and Europe and actually I’ll say a very successful launch. Super happy customers with a great product and great offering. We expect over the three year period that they will — with this and large commercial footprint do much better together with us in launching that particular product.

Overall across the board at a time when their R&D engine is indeed moving forward and doing it nicely, we already have products that are more near to product launch and I think that you’ll see that in the early years, most of the revenue synergy will come from those Quidel products.

Unidentified speaker

Question – Unidentified speaker: Okay. And can you just talk a little bit about the culture of the two companies here? You know, they’re there, you know, somewhat I can tell, somewhat different in terms of the call points, maybe the way that the business is run in terms of the recurring revenue side from Ortho that was not always the case, necessarily from Quidel in terms of kind of predictability of revenue. So can you just talk about like the cultures between the two companies and how they actually are fitting together and then I have one more if I could after that.

Answer – Unidentified speaker: Sure. I think once we get into the details, Brian, you’ll learn that the call points, particularly in the hospital segment are very much aligned. Clearly in the United States both companies do an extraordinary job in that middle market segment. And if you look at where our placements Sofia are, they pretty much overlap where Ortho’s clinical chemistry and immunoassay solutions set. And actually, it’s also the area where they’ve been doing much better in the last few years and which I thought was impressive. So that’s the I would just say the overlap between the two companies commercially is a very good fit. 93% of their revenue is recurring from that same customer base, which tells you a lot about their customer service. We’re also known very much for our customer service. We’re a very customer oriented, customer-focused company, so are they. And then, finally, just to the overall culture, we talk a lot about being happy and doing things that create a joint purpose, having everybody in our company onboard. We don’t have any EORs or very few. These are happy people who are by definition, more successful.

And.

Unidentified speaker

Question – Unidentified speaker: Okay.

Answer – Unidentified speaker: ...and that success it makes us happy. So it’s just circular thing it just really propels the company moving forward. And I would say, I don’t know Ortho as well as I know my own company, but my exposures to their executive team would tell me that they have a very similar mindset where taking care of customers, taking care of employees, keeping people happy and focused. They do a very good job of that and of course so are we.

Unidentified speaker

Question – Unidentified speaker: And then, the last one from me, is there any comment that you guys can provide on kind of the status of the business in the fourth quarter? I think that might be warranted just given the transformational nature here, so that we understand kind of where the transaction base is coming from and the strength that you guys are potentially seeing here, both companies in the fourth quarter so that there is not any surprises in early January or during reporting season, are you prepared to – can you give any kind of comment on either of the businesses kind of current trends?

Answer – Unidentified speaker: Yeah, I would – I would say with a few days left in the quarter, we have a pretty good idea. And both companies are doing fine, Brian. I can’t say a lot more than that.

Unidentified speaker

Question – Unidentified speaker: Okay. Thanks.

Operator

And the next question – and the next question comes from Alex Nowak from Craig-Hallum Capital Group. Your line is now open. Please go ahead.

Unidentified speaker

Question – Unidentified speaker: Great. Good morning, everyone. So, given Quidel’s point of care focus, I think there was some anticipation about an acquisition in either the point of care space, the at home space, the consumer facing element. So, can you explain that what you looked at in that vertical and why you thought at the end of the day it made sense to go a bit more far afield here and go within Central Lab Diagnostics.

Answer – Unidentified speaker: Yeah, this is not Central Lab Diagnostics at all, Alex, so I appreciate the question and the opportunity to say we didn’t go far afield. This is essentially the same sort of customer that we call on that – that we actually dominate in the hospital space. So, the two companies are really, truly a good fit commercially. What I get out of the deal though is I can get a far greater commercial footprint ex-US and to the same customer base that I’ve been wanting to be in for a very long time and we have been trying to get there. In terms of things that we have looked at, Alex we have looked at everything, we have kissed every frog that’s out there. Okay. And I can tell you there is not a better fit for us than this particular company, and so I hope I don’t sound too reactionary here but I didn’t like the expression I hope I don’t sound to reaction of hit here, but I didn’t like the expression far afield because it’s not far afield. We promised our shareholders that we would do an acquisition or more of companies that actually fit what we do and this is an extraordinary fit. And when you do the analytics over time and learn more about what we see, I’m pretty sure, Alex, that you’ll be convinced just as we were. In terms of a little point of care companies that are out there. If we find one that we can roll up and that it makes sense, we certainly will do that. And what’s interesting, Alex, is that now with this critical mass that we have and we can leverage what we have a greater balance sheet, we can go out and do a lot of those little ones. It would have taken us forever to get to the stage that we are going to be post close here by rolling up a bunch of tiny little ones. So we looked at everything. We continue to look at everything. If there were something out there that we thought was actionable, we would have done it.

Unidentified speaker

Question – Unidentified speaker: Yeah, understood. I appreciate the clarification there. On the revenue synergy side, I totally get the distribution outside the US, just on the menu the Ortho had a huge menu that Quidel’s don’t have and I know it’s not as easy, nor does it really make sense to move just everything over. But is there anything on the Ortho menu or what they have in the pipeline that at all helps build out Quidel’s point of care test menu or even vice versa?

Answer – Unidentified speaker: Yeah, absolutely. When you look at the market that we currently serve, we would formerly have referred to as the point of care. Our offering in that segment is quite good in terms of infectious disease, cardiovascular to the extent it’s used in that setting. But at the same time, we’re woefully short if you look at what we need to do to serve a customer more broadly at the point of care and make that customer an actual more profitable event for us and things like benchtop clinical chemistry and/or immuno assay would be super complementary.

As we get into detail or you have the time to look into their product portfolio and what Chris and the team has been saying over the last year or so they also have things in development that are meant to be in that — in that mid-market, the mid-hospital segment as well. But I think that you’re going to find that the combined R&D organization will be able to solidify that middle market with new and innovative products, but also expand into the point of care in a way that I couldn’t have done without them.

Unidentified speaker

Question – Unidentified speaker: Okay. That’s really helpful and then not related to the acquisition, but this is, I think very timely. The government here is purchasing it’s one of our home test while it’s even hard for you to keep, you know, quick news on the shelves like CVS and Walgreens. So what are you seeing with quickly demands on the recent surge? Where is your capacity at now and then where is the government getting these 500 million tests from?

Answer – Unidentified speaker: Well, I’ll go in reverse order, the government has reached out to the usual suspects and one of those usual suspects, of course was that. So from the time that President, Biden had made his announcement to the time that we got a call from HHS, I don’t think was more than a few match. So we’ve been asked to do what we can do to play our part. We certainly will. We’re looking at going 24/7 to fully leverage the facility. We just stood up in Carlsbad, right now, we’re approaching 400 employees but it’s not the easiest circumstance right now to be hiring a lot of people. Nevertheless, we have been successful. We are increasing capacity pretty dramatically. We said as we exit this year that we have a plan in place that would get us to an overall capacity of 70 million tests per month. We’re not manufacturing that at the moment, but within the last few weeks we’ve been getting reasonably close. And again, to get to that level, we’ll require that we add another shift and make tests every day. And I think we’re actually at that point. What’s holding us back is labor.

Unidentified speaker

Question – Unidentified speaker: Got it. Appreciate the update. Congrats on the news here.

Answer – Unidentified speaker: Thanks, Alex.

Operator

Our next question comes from Tejas Savant from Morgan Stanley. Your line is now open. Please go ahead.

Unidentified speaker

Question – Unidentified speaker: Hey, guys. Good morning, again, and congrats on the news this morning. Doug, I want to go back to an earlier question which was asked a couple of different ways. I want to hone in on the fact that the hospital reference labs seems to be the setting where there is actually sort of overlap between your customer base and Ortho’s customer base. How big is that segment for you in terms of your immunoassay as well as your cardiac portfolio, and then of course, for Savanna and Solana as well?

Answer – Unidentified speaker: Thanks for the question, Tejas. First, our cardio metabolic business is almost all in that segment, right. So very complementary to the — it’s the same call effectively it’s the same call point effectively the clinical chemistry lab. Help me understand. I kind of got lost.

Unidentified speaker

Question – Unidentified speaker: Well, I guess, you know where I was going with that question. Yeah, where we’re going with that question is you know Quidel is known as a, you know, rapid point of care or urgent care player also is very focused on regional reference labs. And there is that sort of hospital channel, I guess, where there is you know overlap, where I assume that will be the low hanging fruit as you – you know push for revenue synergies in addition to of course you know the geographic sort of presence. So, just wanted to get some color on that aspect of the top line synergy sort of forecast?

Answer – Unidentified speaker: Thanks. Thanks for the clarification. I – what most of our analysts would know now very well is at about 60% of our revenue is in the hospital segment. Originally we were known as a point of care company and we certainly address that segment. But a big part of the growth of our company has been the hospital segment. So that’s just on the infectious disease piece – yeah, you know, we now have 70,000 greater than 70,000 on the ground and a large increase in our numbers occurred in that hospital segment and most hospitals in the United States and many outside the United States have multiple sources. So, I hope that’s a little bit of a clarification.

On the reference labs side, of course we have some reference lab products and they do too, but if Chris were on the call, I think you’d hear him say that a big part of their success has not been necessarily in the reference a big part of their success has not been necessarily in the reference lab, although they do have reasonable business in the segment. Most of their improvement over the last couple of years has been their commercial excellence strategy, which focused on the customers that they do very well with and in automating those customers and adding other products too in those settings. So as you dig in and you learn more, I think you’ll see the same that we are that these two companies are super complementary and are going to be super helpful to each other.

Unidentified speaker

Question – Unidentified speaker: Got it. Helpful. And then their dry-slide technology has been a key differentiator for the product portfolio there. Can you walk us through – I mean, is there anything interesting you can do there in terms of putting some of that IP over to your side of the portfolio?

Answer – Unidentified speaker: In our initial review with their chief innovation officer and our head of R&D, we think there are some complementary aspects to both programs. It’s remarkable that their new technology, the cartridge looks a lot like our that we use for our troponin product. We’ve talked to their folks who are working on that cartridge based format, and I would just say that we’re super impressed with what they’ve done so far. But over time, we’re going to evaluate because we do have a little bit of overlapping R&D programs and we will do a little bit of consolidation on those once we can decide the path forward. But I would say there that they will – they and we together will be very successful at developing more immuno assay products. And I think that we might be pretty helpful in terms not of necessarily improving the performance because I think the performance of their system is very, very good, but perhaps our ability to assist with improving manufacturing efficiencies, getting the cost of the cartridges down. And I think that that will be helpful moving forward and is a pretty good opportunity for us.

Unidentified speaker

Question – Unidentified speaker: Got it. And one final one for me on on on on the emerging market sort of opportunity for you guys here. You have had meaningful success in China. And I was just curious as to, you know, as you look to prioritize which emerging markets to make a big push in. How were you thinking about that opportunity? And then outside of China, any any specific geos you’ll be going after you know, in the near-term here?

Answer – Unidentified speaker: Yeah, we like what they’ve done in China. We believe we’ve done something similar, but on a much smaller scale. We stood up our facility in Shanghai and, you know, we’ve been pretty effective, effective at growing our cardiovascular business. And we’ve recently launched some Sofia products. I see their commercial infrastructure in China to be super helpful, and as we model it over the next few years, I can see quite a bit of growth happening for the overall company there. We like what they’ve done in Japan, where we don’t have a big presence. And there are other parts of the world, South America as an example, where they also have done quite well relative to how we have done. So overall, those are super strong in the US, but they are, they are much more prolific ex-US than we’ve been able to be just because of our size and, and the products that we have. But we plan on introducing a number of new assays on the Sofia platform, including toxicology allergy and others, and you know our ability to leverage that huge installed base will be greatly enhanced by their commercial team.

Unidentified speaker

Question – Unidentified speaker: Got it. Very helpful. Thanks, guys.

Answer – Unidentified speaker: Thank you, Jeff.

Operator

Our next question comes from Andrew Cooper from Raymond James & Associates. Please go ahead, your line is now open.

Unidentified speaker

Question – Unidentified speaker: Hey, everybody. Thanks for the questions. Maybe first, can you just give us a little bit of flavor on the pacing of some of these synergies on both the revenue and cost side and then on the cost side Doug, you mentioned perhaps some efficiencies you can find in their cartridge, manufacturing, et cetera. So is that included in sort of the $90 million or is that something we should think about as above and beyond what you’ve talked about in that — that initial period?

Answer – Unidentified speaker: Yeah. We’ll run those to ground over time but we have not modeled any of those things, I just discussed the $90 million in synergies, cost synergies. It’s fairly straightforward and I would say conservative and I think eminently actionable within the first 12 months we’ll be able to pull off quite a bit of that. Can you add some more color there, Randy?

Answer – Unidentified speaker: Sure. Yeah. Andrew remember, you know, this acquisition we’re really focused more on the revenue synergy side and, you know, high level, we look at just where the duplicate costs were specific to how they can help us with distribution, you know, administrative overlap and stuff. So we’ll get into it a lot — a lot more between signing and closing and can provide further insight and stuff. But there are opportunities here and we’ll give you the cadence here as we move forward. That’s how that works over the next three years.

But as Doug said, you know, both teams work together.

Unidentified speaker

Question – Unidentified speaker: Okay. Helpful. And then on the R&D side, I guess maybe to ask the question in a little bit different way, you know is there anywhere in particular when you look at the two companies separate that you say, hey, if we put this and this together, here is a gap that we really think we can go at a lot more aggressively. Maybe what gets you most excited about that combination on the R&D side and then I have one more after that if you don’t mind.

Answer – Unidentified speaker: Well, there are a number of programs that they have in place that ultimately even as a standalone company I think would have led to their success. The question is what can we do jointly while we’re developing those instrument based systems? What we’ve learned of course with our experience with Savannah is that sometimes instrument development takes longer than expected. And so a typical program that looks like it’s two or three years can stretch into something longer. And I think with this gives us an opportunity is to take the R&D programs that we already have in place at Quidel that are further down the path.

And then frankly more assay based ads at this stage now that we’re about to launch globally Savannah. I just think this – this gives us time therefore to continue the development of their program. I love the dry slide technology. I think it has a lot of benefits that can be sold and in the meantime we’ll be doing other things as we’re developing their assays and instrument systems moving forward. So you know it’s kind of interesting that we’re launching Savannah now. We’re counting a lot on that organic growth. They’re going to be super helpful post-closing. In the meantime, we’re going to be working alongside them in R&D, and we’ll be keeping things at pace and just about the time we’re hugely successful, Savanna will be launching and all the other technologies from Ortho. So I think it lines up from a timing perspective very nicely. And that to me.

Unidentified speaker

Question – Unidentified speaker: Okay.

Unidentified speaker

Question – Unidentified speaker: No. Super helpful. And then, last one from me, just kind of taking a step back and others have mentioned that, you end up with a business that’s a lot sort of steady or state recurring, predictable business and a much larger kind of EBITDA number overall. So maybe at a high level, Doug, how do you think about what the right — the right amount of leverage is for the pro forma combined business longer term from that less than 2 times? What level should we think about you sort of trying to carry? And then, how do we think about if interesting things come up, the appetite for more relative to digesting a really large combination here in the immediate term?

Answer – Unidentified speaker: Yeah. I’ll just say that, we’re going to generate a lot of cash. And at the same time, we’ll have access to capital. And I can see us levering up 4 times if need be. And in terms of our appetite, our appetite is it’s great for a strategy that takes the combined businesses grows organically to the best that we can, but at the same time, we’re going to leverage our balance sheet and our cash. And I would expect that we will be a consolidator and that changes us. We’ve long admired the larger companies who could afford to become a consolidator and to be the first choice for the smaller companies and to be the first choice for these smaller companies. And I love the idea that we’re going to be in that position post-closing.

Unidentified speaker

Question – Unidentified speaker: Great. I’ll stop there. Thanks for the time.

Operator

Our next question comes from Jack Meehan from Nephron Research. Please go ahead.

Unidentified speaker

Question – Unidentified speaker: Thank you, and good morning. Doug, I wanted to go back to the Analyst Day from November 2020, just looking at the M&A slide, one of the factors you talked about is ability to integrate. I think Ortho has been pretty open about some of the challenges they had previously when they were disconnecting from J&J. So it would just be great to hear from you what got you comfortable around ability to integrate deal of the size? Who’s going to be leading the effort and how long do you think a full integration will take?

Answer – Unidentified speaker: Yeah. I understand the perspective looking at when they exited J&J and I would just say that Chris Smith and the team that he has assembled have essentially changed the company, some of the challenges that they may have had separating it and all of that probably took them a bit more and is a bit more challenging than they would have anticipated. But I think they’ve proven that they’ve gotten through all of that. And as we look to put the two companies together, I love the fact that they’ve got a more robust ERP than we do at this stage. And so very little risk in terms of that aspect of integration. Nevertheless, it will take a lot of work and we’re thinking through who will lead from each side on the integration effort will obviously be assisted by outside parties as well, just as we did with the earlier integration and we’ve proven that we know how to do this, and we could do it on time and do it very effectively. And I’m quite confident that the integration will occur within the next 12 months to 24 months and then we’ll move forward, and probably continue to have other business transformation programs that will improve both sets of businesses like any of the larger players that you would be familiar with already do quite effectively. So, I’m pretty comfortable that we’re going to be able to integrate this pretty nicely.

Unidentified speaker

Question – Unidentified speaker: Great. And then maybe just kind of a similar question, you certainly have a lot of internal initiatives underway you know related to COVID standing up a new facility, expanding manufacturing capacity significantly, you have sniffles, you have Savanna. I guess why do you – why is now the right time to do an acquisition kind of this size, given everything going on internally at?

Answer – Unidentified speaker: It’s a good question, but if I didn’t do this, Jack, you’d be asking me what I’m doing with the cash, right? And ask me who I am and the strategy is. So we’ve been looking for a while. Like I said, we’ve kissed a bunch of frogs and this particular opportunity we thought was compelling. And so for the last six months, we’ve been looking at it and running hard and both teams have. And so, yeah we’ve got a lot going on organically, but we’re also now a much stronger company. We have much bigger manufacturing footprint. We have much better supply chain execution. We’re much better at distribution than we were. We’re shipping millions of tests a week and we’re a different company. It’s now time for us to move to the next level to leverage what we have more fully. All these things that we’ve put in place, including instrument placement now need to be leveraged. We now need to take it to the next step and this is a very important next step for us and I think it will — it will propel us moving forward.

We’ve always been criticized for the volatility of our revenue. Are we going to have a flu season or not? I used to be asked every third and fourth quarter, not that that’s not important for us. It’s going to drive a lot of cash and margin moving forward. But with 93% of that $2 billion in revenue in the trailing 12 that we just talked about being, you know, ongoing revenue from current customers on longer term contracts, that gives us a lot of stability in terms of margin and cash and if we weren’t doing this, we would be looking at other M&A opportunities. This one just happens to be a very, very good fit for us.

Unidentified speaker

Question – Unidentified speaker: Great and then just one, I guess, on the details. Can you talk about some deals going to close in the first half of the year? Just some of the things that need to take place. Walk us through just what boxes need to get checked to get there and then, you know, any comment on termination fees related to the deal?

Answer – Unidentified speaker: But first, the most important thing is for us to retain the highly talented people on both sides. And so we will be evaluating that very quickly and putting in place the right packages to retain those sorts of people that we know we’re going to need moving forward. That’s probably job one. That’s something that I’m super focused on. The other thing is we will get the two companies connected directly and indirectly so that we have post post-close that we’re off the races and we’re executing on a commercial strategy that makes sense on both sides. Other than that, it’s the normal blocking and tackling, putting it all together, making sure that we have complete control order to cash. And I don’t think that’s going to be a problem, but that requires some effort. There is a bit of work on the IT side, but I think that that we know what to do and so do they. So we have already a blueprint for the next steps that we want to take, and we’ll articulate that in the coming weeks.

Operator

Our next question comes from the Tycho Peterson from JPMorgan. Your line is now open.

Analyst:Tycho W. Peterson

Question – Tycho W. Peterson: Hey, good morning, guys. Congrats on the deal. Doug, I’m wondering if you can comment on the transfusion business, I know that’s not – it’s much of a core focus for the acquisition. But how are you thinking about that going forward that is essential to the combination long term?

Answer – Unidentified speaker: Having come out of Abbott years ago and been involved heavily on the blood bankers and so I have a little bit familiarity. But what I would say is their position in that segment is solid. The have some nice ideas of things that they want to be moving forward to grow it. It’s not going to ever be the fastest growing segment in diagnostics, but I think the plan is quite solid. And they’ve done an excellent job, their reputation in this segment is great. So I see it’s being integral to our success moving forward.

Unidentified speaker

Question – Unidentified speaker: Okay. And then on emerging markets, I know you had the question earlier on – on China, you mentioned telehealth in the press release. Can you just talk a little bit about you know the strategy there to leverage telehealth in emerging markets and then also you know how comfortable are you with their China exposure in the near term? Obviously there has been a lot of noise around tenders, doesn’t seem like it’s been a problem you know at this point. But you know what risks do you see going forward there?

Answer – Unidentified speaker: We can talk about both of those, but on the digital health side, I’ll ask Rob to comment because he is closest to the things that we’re doing, but we have a number of activities in play. Rob, maybe you could just give a little color?

Answer – Unidentified speaker: Sure. Tycho, on the digital health side we have a number of solutions that we have in place that we’ve launched very recently on the enterprise or employer side of things, making it easier for employers to run their testing programs. You’ll see us come out with a consumer supported program very soon, and we have internal programs as well as some partnerships with third parties to support digital health. On the telehealth side it’s that kind of a natural feed from the proctoring and the solutions that you’re seeing come out in the market today. So, we’re looking at making sure we have the right software solutions and support to enable more and more telehealth solutions going forward, whether that’s for COVID or the next opportunity. So, you’ll be hearing more about these types of things at the upcoming conference as we describe what we have already in place and the strategies for digital health.

Unidentified speaker

Question – Unidentified speaker: And can you comment on the China piece at all?

Answer – Unidentified speaker: Do you see that as risky? You know it’s a tender based, but – but a lot of those business that we serve is also tender based.

Answer – Unidentified speaker: Yeah. I don’t see that as particularly risky. China is a growth market to us and a growth focus for them. I think for us Tycho you know getting the scale and the geographic footprint that they have and our ability to leverage our solutions it’s a big advantage, right? Their operational infrastructure outside the United States is meaningful and that scale is something getting that all at once is going to provide a big benefit to us. So, I don’t see a big risk on that at all.

Unidentified speaker

Question – Unidentified speaker: Okay. And then maybe last one for me. You know obviously a lot of focus for author over the years has been, you know, moving toward integrated analyzers, higher throughput. As we think about your molecular business, is that part of the strategy here to kind of migrate away from standalone systems to higher throughput systems delivered some of their automation capabilities?

Answer – Unidentified speaker: I think it’s a combination of that cycle. When you look at Savanna, they can go into the integrated delivery networks and be placed in the clinics, but also in the big lab as well. It is true that they are having success with the automated platforms. And I know it’s the fact that you know the team there. They talk a lot about you know needing to be in the molecular space as part of their next step. And so if once you get a chance to talk to Chris and the team there, I think they’ll tell you that they looked at a lot of different molecular opportunities and you know it was one of the basis for us having our original conversation.

Unidentified speaker

Question – Unidentified speaker: Okay. Thank you.

Answer – Unidentified speaker: Thanks, Tycho.

Operator

Our next question comes from Derik de Bruin from Bank of America. Your line is now open.

Unidentified speaker

Question – Unidentified speaker: Hi. Good morning. Hey. And so a couple of questions. Yeah, a couple of questions, these are coming in from investors. So let me ask, I guess, was the process competitive and I mean, given that, you know, Ortho just went public and growth is accelerating, you know, why does this – you know why this deal now, given that and also just some thoughts around looking at valuation given where some of the peers are trading. So those are all sort of like a collection of comments – question of – incoming questions from investors. Thank you.

Answer – Unidentified speaker: Yeah, Derek, I think I’ve said this earlier, but I’ll be a little bit more clear. I think what we bring to the table for them is an immediate opportunity to leverage what they have, which is an extraordinary commercial organization. And so if you were an investor in Ortho you had a view that things were going well, but in terms of product development moving forward, there was going to be a little bit of a gap in terms of time. And so this allows them to get access to a clear platform to leverage that also to get access to peer placements and leverage their commercial organizations there. And so, yeah, that’s a great question all the time, isn’t it. Why do you do a deal or why not do a deal? If we’re not doing deals, we’re – you know, people are being critical. And if we’re doing deals, people want to know, why are you doing a deal now.

I think it was just an unusual opportunity where two management teams got together and said, hey, one plus one really is more than two here, and both teams are uniquely positioned. They have something that we are desirous of, which is critical mass and revenue stability. And we have, you know, not to brag, but we’ve got a pretty strong R&D team, and we’ve been, I would say, prolific in terms of our development of both instruments but in particular assays. Remember, we were first to market with a rapid antigen test. We were first to market with a combo assay. We’ve been first to market with all sorts of products. We have a great franchise in cardio. So I think it really for their investors, I would say good time for them and also good timing for us and the combination of the two will produce something that each of us couldn’t have done individually I feel.

Unidentified speaker

Question – Unidentified speaker: Thank you.

Answer – Unidentified speaker: That feels like that might have been the last question, so in conclusion.

Operator

Do we have time for another question?

Answer – Unidentified speaker: How excited for you.

Operator

Are you happy to take another question?

Answer – Unidentified speaker: Sure.

Answer – Unidentified speaker: Sure.

Operator

Our final question comes from, yeah, our final question comes from Rishi Parekh from Barclays. Your line is now open. Please go ahead.

Unidentified speaker

Question – Unidentified speaker: Hi, thank you for taking my question and congrats on the deal. Most of my operating questions were already asked, but wanted to specifically hone in on the ortho clinical cap structure. The deal closes on the first half of a 2022, which is when the 25s are callable. The 28s are not callable until an early 23, so I just wanted to get an understanding as to what your intent is with you with a clinical cap structure. Do you plan on refinancing it before or at the time of closing? And if not, then what is your intent? And then can you also just give us an idea as to the mix of the new debt that you will be incurring to close this deal? Thank you.

Answer – Unidentified speaker: Sure. I’ll take that, it’s – it’s early in the process here. I think both Joe Busky and I have an idea how we want to approach this. We’ll certainly provide more details here you know prior to closing and what the structure is. As you know we’re very – you know we have a very strong balance sheet. So, you know we think we will be easily to go out and get some a new structure on the senior credit facility. We understand that 2025 and 2028 notes and when they are first callable and stuff, and so we’ll address that as well here over the next several months. We hope we will go out and take a look at you know what a new structure is from a senior credit facility, and we’ll utilize that to certainly help you know – we certainly have a strong balance sheet, a lot of cash on the balance sheet. So, we utilize that as part of you know the cash piece of this component and then we’ll do some incremental borrowing in order to run the rest of it. So, more to come here. But certainly we know we’re going to be able to refinance this saying prior to closing.

Operator

Thank you. This concludes our Q&A session. So, I’ll hand it back to Doug Bryant for closing remarks.

Thank you. Again, I’ll reiterate that we’re super excited about this transformative event. And given the strong strategic fit as I hope to have communicated a few times these two complementary businesses and the compelling revenue and cost synergies of the transaction we believe this unique opportunity will create significant shareholder value. As soon as people take the time to do the modeling, I think you’ll see that this is at least financially obvious On behalf of the entire management team at Quidel, I’d like to thank you for your continued support and interest in our company, and we look forward to sharing our journey with you all. Thanks.

Operator

Ladies and gentlemen, this concludes today’s call. Thank you for joining. You may now disconnect your lines.